[Letterhead of Bunge Limited]

October 11, 2012

VIA EDGAR TRANSMISSION AND COURIER

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Karl Hiller

Re:	Bunge Limited
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 1-16625

Dear Mr. Hiller:

On behalf of Bunge Limited (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received in your letter, dated September 26, 2012, addressed to Andrew J. Burke concerning the Company’s above-referenced periodic filing.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the year ending December 31, 2012 as its “2012 Form 10-K.”  For the convenience of the Staff, the Company has sub-divided the comment into seven components and the Company’s responses correspond to the comments as so sub-divided.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 33 and 35

1.                                      We note that you disclose volumes of metric tons associated with your consolidated operations, also individually for your segments or divisions in various sections of your filing, including the tables on pages 33, 37 and F-83; and in quantifying production and storage capacities on page 26. However, the accompanying disclosures do not convey the nature of the volumes or capacities or address differences in the commodity, material or product measured. We understand from disclosures in your Business section and MD&A commentary about operating results that such volumes could relate to the processing of oilseeds and grains for the Agribusiness segment; sugarcane for the Sugar and Bioenergy segment; and a combination of rice, corn and wheat for the Milling Products segment. However, this is not clear from your disclosure of volumes and there are insufficient details to surmise the nature of the volumes which pertain to the Edible Oil Products segment and Fertilizer segment.

The commodity nature of the Company’s principal products, as well as regional and global supply and demand variations that occur as an inherent part of the business, makes volumes an important operating measure.  In response to the Staff’s comment, in future filings beginning with the Company’s 2012 Form 10-K, we will enhance our disclosures by including the information set forth below in order to convey the nature of the volumes presented and address the differences in the commodity, material or product measured.

In our Agribusiness segment, reported volumes primarily reflect (1) grains and oilseeds originated (i.e., procured from farmers) and from which “origination margins” are earned; (2) oilseeds processed in our global oilseed processing facilities and from which “crushing margins” are earned — representing the margin resulting from the industrial process which separates the oilseed into its protein meal and vegetable oil components, both of which components are separate commodity products themselves; and (3) third party sales of grains, oilseeds and related commodity products merchandised through our distribution businesses  and from which “distribution margins” are earned.

In our Agribusiness segment, the foregoing sub-segment volumes for certain commodities and commodity products may overlap as they produce separate margin capture opportunities.  For example, oilseeds procured as part of our grain origination activities (e.g. in South America) and crushed in our oilseed processing facilities (e.g. in Asia) will be reflected at both points within the Agribusiness segment. As such, reported volumes in the Agribusiness segment do not represent solely volumes sold but rather where margin is earned, thus more appropriately reflecting their contribution to our capacity utilization and profitability.  Please note that we discuss our storage and processing capacity further below.

In our Sugar & Bioenergy segment, reported volumes primarily reflect third party sales of sugar and ethanol.

In our Milling Products segment, reported volumes reflect third party sales of milled products such as flaking grits derived from corn, wheat flour and flour-based bakery mixes or milled rice.

In our Edible Oil Products segment, reported volumes reflect third party sales of finished products, which include bulk refined oils, packaged oils for food processors and food service businesses and consumer products sold in retail stores.

In our Fertilizer segment, reported volumes reflect third party sales of products, primarily consisting of sales of blended fertilizer products.  In the Fertilizer segment, the Company blends together various fertilizer raw materials to create specific formulations for various crops and soil variations.

Since you indicate the inputs to the Edible Oil Products segment may be outputs of the Agribusiness segment, it would be helpful to clarify whether the volumes represent some type of oil, or the seeds and grains processed by the other segment to obtain the oil, in which case you should also indicate whether the volumes of the other segment are net of the volumes you report for this segment.

In the Edible Oil Products segment, the majority of the crude vegetable oils used as raw materials are produced by the Company in its Agribusiness segment, with all purchases of raw materials from the Agribusiness segment made at market prices.

In the Milling Products segment, the Company’s operations generally procure their raw materials from farmers and other third party suppliers, but they may also from time to time purchase grains from the Company’s Agribusiness segment operations at market prices.

In both of these segments, reported volumes reflect only product sales to third parties.  In response to the Staff’s comment, in future filings beginning with the Company’s  2012 Form 10-K, we will clarify that food and ingredients volumes in both our Edible Oils and Milling Products segments include the sale of products derived from raw materials sourced from the Agribusiness segment as well as third parties.

Your disclosures should also clarify whether the Fertilizer segment volumes represent some combination of raw material ingredients or the finished product.

As noted above, reported Fertilizer segment volumes reflect sales of products to third parties, primarily consisting of sales of blended fertilizer products and do not reflect the purchase of raw materials used to make finished products.

Please expand your disclosures to describe the manner by which the volumes disclosed have been measured and to explain why you believe it is meaningful to aggregate the volumes in any single measure - whether on a consolidated basis or in any composite segment metric - given the diverse nature of the commodity, material or product being measured.

The Company measures its reported volumes in metric tons.  While agricultural commodities may be quoted or transacted in various units of measure, metric tons are generally recognized as a common unit of measure within the industry.  Similarly, production of fertilizer sold as a finished product is also generally measured in metric tons.  Additionally, for our Edible Oil Products and Milling Products segments, the metric ton measurement is utilized as these businesses are linked to the commodity raw materials which are their primary inputs.  While these products may also be sold in various units of measure, all of the various units of measure are readily convertible to metric tons, providing a consistent view of volumes across the various businesses.  As a result, we believe metric tons is an appropriate unit of measure for volume.  In response to the Staff’s comment, in future filings beginning with the Company’s 2012 Form 10-K, we will expand our disclosure as described above.

Also explain how the capacities specifically relate to segment operations and compare these to periodic utilization.

The global agribusiness and food industry is highly dependent on the annual production of crops that are largely consumed within each annual cycle.  Our capacity disclosures provide readers with information to compare our ability to store and process grains and oilseeds to that of our competitors and also to understand our potential operating and financial performance relative to actual crop production by region.  In this regard, our Management’s Discussion & Analysis (“MD&A”) frequently discusses crop shortfalls and/or crop surpluses by region and the related impacts on our results.  Our utilization for any particular period varies by segment and by region and is impacted by several factors, including crop yields and the proximity of our assets to such crops, competition, government policy and supply and demand factors, including the degree to which we are able to mitigate the adverse effects of shortages in one region with supply sourced from or processed in other regions to fulfill customer demand.   In response to the Staff’s comment, in future filings beginning with the Company’s 2012 Form 10-K, we will discuss utilization in our MD&A to the extent that it is important to an understanding of a segment’s results for a particular period.

We note that in MD&A you identify variances in volumes and provide some remarks about the fluctuations observed. In this context, you refer to origination and processing volumes, distribution volumes, industrial volumes, sugar merchandising volumes, and rice, corn and wheat milling volumes. However, you do not provide sufficient details to understand how these sub-categories of volumes relate to the overall segment measure of volumes and it remains unclear how volume variances impact sales relative to changes in price.  Please modify your disclosures as necessary to describe the sub-categories of volumes which characterize segment operations and explain how these individually relate to utilization and the sufficiency of production and storage capacities.

In response to the Staff’s comment, in future filings beginning with the Company’s  2012 Form 10-K, we will modify our disclosures as necessary to describe the sub-categories of volumes which characterize segment operations and explain how these individually relate to utilization and the sufficiency of production and storage capacities.  When we refer to terms such as “origination volumes,”  “processing volumes,” “distribution volumes,” “industrial volumes,” “sugar merchandising volumes,” and “rice, corn and wheat milling volumes,” we will provide sufficient details so that the reader can understand how these sub-categories of volumes relate to our overall segment measure of volumes.  For example, in our Sugar & Bioenergy segment where reported volumes primarily reflect third party sales of sugar and ethanol, we will clarify that “industrial volume” and “merchandising volume” are sub-categories of the total volume in this segment by explaining that “industrial volume” reflects sales of the sugar and ethanol produced in our mills and “merchandising volume” reflects sales of sugar and ethanol procured from third parties.  We believe that this sub-category information is useful and relevant to the readers of the segment discussions contained in our MD&A as it provides insight into the extent to which the different components of a segment’s business are driving its financial results.   The Company respectfully notes that its response to the Staff’s comment about (i) how volume variances impact sales relative to changes in price is set forth in its response to the immediately following comment and (ii) how the sub-categories of volumes which characterize segment operations relate to utilization and the sufficiency of production and storage capacities is set forth in its response to the immediately preceding comment.

Please also address the extent to which changes in sales are attributable to changes in prices and volumes. Please refer to Item 303(a)(3)(iii) of Regulation S-K, also Instruction 1 to paragraph 303(a), and the interpretive guidance in FRC §§501.12.b.1, 501.12.b.2 and 501.12.b.4, for further guidance.

In response to the Staff’s comment, in future filings beginning with the Company’s 2012 Form 10-K, we will address the extent to which changes in sales are attributable to changes in prices and volumes.  In that regard, the Company respectfully notes that with respect to the influence of price and volume changes on its results, changes in price levels generally drive changes in both sales and cost of sales consistently and our discussion of these line items in MD&A seeks to convey to the reader the impact of changes in both prices and volumes.

*   *   *   *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3291.

Sincerely,

/s/ Karen D. Roebuck
Karen D. Roebuck
Controller

cc:	Andrew J. Burke – Bunge Limited
Frank R. Jimenez – Bunge Limited
Carla L. Heiss – Bunge Limited
Douglas Fuhrman – Deloitte & Touche LLP
Stephen Giove – Shearman & Sterling LLP